FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending May 7, 2004

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: May 7, 2004                                             By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


5 May 2004                    Abacus (GSK) Trustees Limited, as trustee of the
                              GlaxoSmithKline Employee Trust, ("GSK Trust"), transferred 5,290 Ordinary Shares in the Company to participants in the SmithKline Beecham
                              Employee Share Option Plan 1991.


The Company was advised of this transaction on 6 May 2004.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Three of the Company's directors, Dr J-P Garnier, Dr T Yamada and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary
6 May 2004

06 May 2004

                               GlaxoSmithKline PLC

GlaxoSmithKline plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 19 May 2003 it purchased 920,000 of it's Ordinary shares of 25 pence each ("shares ") on 6th May 2004 at a price of 1190.02 pence per share.

The Company intends to hold these shares in Treasury.

Following the purchase of these shares, the Company holds 10,190,000 of it's shares in Treasury and has 5,923,913,314 shares in issue (excluding Treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


6 May 2004                    Abacus (GSK) Trustees Limited, as trustee of the
                              GlaxoSmithKline Employee Trust, ("GSK Trust"), transferred 7,375 Ordinary Shares in the Company to participants in the SmithKline Beecham
                              Employee Share Option Plan 1991.


The Company was advised of this transaction on 7 May 2004.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Three of the Company's directors, Dr J-P Garnier, Dr T Yamada and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary
7 May 2004

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

                      The Administrators of the GlaxoSmithKline US Retirement Savings Plan ("the Plan") notified GlaxoSmithKline plc on 7 May 2004, that as a result of movement in the fund on 6 May 2004, the number of Ordinary Share ADRs held by the fund had decreased from 18,793,310 to 18,665,762 at an average price of $43.28.


The Plan is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and Dr T Yamada are therefore potentially interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

7 May 2004